SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

QIWI PLC

(Name of Issuer)

Class B Ordinary Shares, Par Value €0.0005 Per Share

(Title of Class of Securities)

74735M108

(CUSIP Number)

June 19, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74735M108	QIWI PLC

1	NAME OF REPORTING PERSON Antana International Corporation(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 121,729
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 121,729
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,729
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%(2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 74735M108	QIWI PLC

1	NAME OF REPORTING PERSON Andrey Romanenko(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1
	6	SHARED VOTING POWER 121,729(3)
	7	SOLE DISPOSITIVE POWER 1
	8	SHARED DISPOSITIVE POWER 121,729(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,730(4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 74735M108	QIWI PLC

1	NAME OF REPORTING PERSON Nikolay Romanenko(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 121,729(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 121,729(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,729(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Antana International Corporation is a private limited company organized under the laws of the British Virgin Islands. Messrs. Romanenko and Romanenko may be deemed to have shared dispositive power and shared voting power over, and thus to beneficially own, all of the class A ordinary shares owned by Antana International Corporation through their respective ownership of equity interests of Antana International Corporation.
(2)	Based on 42,313,821 shares of class B ordinary shares outstanding as of June 3, 2015, as reported in the Issuer’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on June 4, 2015, plus the number of class A ordinary shares held by Antana International Corporation and, for Mr. Andrey Romanenko, one additional class A ordinary share he directly holds, each of which are treated as converted into class B ordinary shares only for the purpose of computing the percentage ownership of the Reporting Persons. Each class B ordinary share is entitled to one vote, and each share of class A ordinary share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the class A ordinary shares. On September 22, 2015, Antana International Corporation sold its remaining shares and no longer owns any shares of QIWI PLC.
(3)	Consists of 121,729 class A ordinary shares held of record by Antana International Corporation. Each class A ordinary share is convertible into class B ordinary shares at any time at the request of the holder thereof. On September 22, 2015, Antana International Corporation sold these shares and no longer owns any shares of QIWI PLC.
(4)	Consists of (i) 121,729 class A ordinary shares held of record by Antana International Corporation and (ii) one class A ordinary share directly held by Mr. Andrey Romanenko. Each class A ordinary share is convertible into class B ordinary shares at any time at the request of the holder thereof. On September 22, 2015, Antana International Corporation sold 121,729 class A ordinary shares and no longer owns any shares of QIWI PLC.

Item 1.
	(a)	Name of Issuer:

QIWI plc.

	(b)	Address of Issuer’s Principal Executive Offices:

12-14 Kennedy Ave.
Kennedy Business Centre, 2nd Floor, Office 203
1087 Nicosia
Cyprus

Item 2.

	(a)	Name of Person Filing:

Antana International Corporation, Andrey Romanenko and Nikolay Romanenko (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2014, a copy of which is attached as Exhibit 99.1 to this Amendment No. 1 on Schedule 13G, pursuant to which the Reporting Persons agreed to file the original statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

	(b)	Address of Principal Business Office, or if none, Residence:
The address of the principal business office of each of the Reporting Persons is: Antana International Corporation Concilium, Villa Bianca 29 rue du Portier 98000 Monaco

	(c)	Citizenship:

Each of the Reporting Persons is a citizen of or is organized under the laws of the following jurisdictions:

Antana International Corporation: British Virgin Islands

Andrey Romanenko: Russian Federation

Nikolay Romanenko: Russian Federation

	(d)	Title of Class of Securities:

Class B ordinary shares, par value €0.0005 per share

	(e)	CUSIP Number:

74735M108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

	(a)	Amount beneficially owned:

Antana International Corporation(1): 121,729

Andrey Romanenko(1): 121,730(2)

Nikolay Romanenko(1): 121,729

	(b)	Percent of class: 0.3%(3)

	(c)	Number of shares as to which the person has:

Antana International Corporation(1)

(i) Sole power to vote or to direct the vote: 121,729

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 121,729

(iv) Shared power to dispose or to direct the disposition of: 0

Andrey Romanenko(1)

(i) Sole power to vote or to direct the vote: 1

(ii) Shared power to vote or to direct the vote: 121,729(4)

(iii) Sole power to dispose or to direct the disposition of: 1

(iv) Shared power to dispose or to direct the disposition of: 121,729(4)

Nikolay Romanenko(1)

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 121,729(4)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 121,729(4)

	(1)	Antana International Corporation is a private limited company organized under the laws of the British Virgin Islands. Messrs. Romanenko and Romanenko may be deemed to have shared dispositive power and shared voting power over, and thus to beneficially own, all of the class A ordinary shares owned by Antana International Corporation through their respective ownership of equity interests of Antana International Corporation.

	(2)	Consists of (i) 121,729 class A ordinary shares held of record by Antana International Corporation and (ii) one class A ordinary share directly held by Mr. Andrey Romanenko. Each class A ordinary share is convertible into class B ordinary shares at any time at the request of the holder thereof. On September 22, 2015, Antana International Corporation sold 121,729 class A ordinary shares and no longer owns any shares of QIWI PLC.

(3) Based on 42,313,821 shares of class B ordinary shares outstanding as of June 3, 2015, as reported in the Issuer’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on June 4, 2015, plus the number of class A ordinary shares held by Antana International Corporation and, for Mr. Andrey Romanenko, one additional class A ordinary share he directly holds, each of which are treated as converted into class B ordinary shares only for the purpose of computing the percentage ownership of the Reporting Persons. Each class B ordinary share is entitled to one vote, and each share of class A ordinary share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the class A ordinary shares. On September 22, 2015, Antana International Corporation sold its remaining shares and no longer beneficially owns any shares of QIWI PLC.

(4) Consists of 121,729 class A ordinary shares held of record by Antana International Corporation. Each class A ordinary share is convertible into class B ordinary shares at any time at the request of the holder thereof. On September 22, 2015, Antana International Corporation sold 121,729 class A ordinary shares and no longer owns any shares of QIWI PLC.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2015

Antana International Corporation

By:	/s/ Androula Rottsdou
Androula Rottsdou
Attorney-in-fact

Andrey Romanenko

By:	/s/ Androula Rottsdou
Androula Rottsdou
Attorney-in-fact

Nikolay Romanenko

By:	/s/ Androula Rottsdou
Androula Rottsdou
Attorney-in-fact

Exhibit Index

99.1	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) and Power of Attorney